SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                      ACCESS INTEGRATED TECHNOLOGIES, INC.
                      ------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, $.001 par value per share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                    004329108
                                    ---------
                                 (CUSIP Number)

                                December 14, 2005
                                -----------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 10 Pages

                                  SCHEDULE 13G

CUSIP No. 004329108                                         Page 2 of 10 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ANGELO, GORDON & CO., L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                  a. [ ]
                  b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                       5           Sole Voting Power
Number of                                   1,537,977
  Shares
Beneficially           6           Shared Voting Power
  Owned By                                  0
    Each
Reporting              7           Sole Dispositive Power
    Person                                  1,537,977
    With
                       8           Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                             1,537,977

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                             [ ]

11       Percent of Class Represented By Amount in Row (9)

                             10.3%

12       Type of Reporting Person (See Instructions)

                             IA, PN

                                  SCHEDULE 13G

CUSIP No. 004329108                                         Page 3 of 10 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  JOHN M. ANGELO

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                  a. [ ]
                  b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                       5           Sole Voting Power
Number of                                   0
  Shares
Beneficially           6           Shared Voting Power
  Owned By                                  1,537,977
    Each
Reporting              7           Sole Dispositive Power
    Person                                  0
    With
                       8           Shared Dispositive Power
                                            1,537,977

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                             1,537,977

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                             [ ]

11       Percent of Class Represented By Amount in Row (9)

                             10.3%

12       Type of Reporting Person (See Instructions)

                             HC

                                  SCHEDULE 13G

CUSIP No. 004329108                                         Page 4 of 10 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MICHAEL L. GORDON

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                  a. [ ]
                  b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                       5           Sole Voting Power
Number of                                   0
  Shares
Beneficially           6           Shared Voting Power
  Owned By                                  1,537,977
    Each
Reporting              7           Sole Dispositive Power
    Person                                  0
    With
                       8           Shared Dispositive Power
                                            1,537,977

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                             1,537,977

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                             [ ]

11       Percent of Class Represented By Amount in Row (9)

                             10.3%

12       Type of Reporting Person (See Instructions)

                             HC

                                                            Page 5 of 10 Pages

Item 1(a)         Name of Issuer:

                  Access Integrated Technologies, Inc. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  55 Madison Avenue, Suite 300, Morristown, New Jersey 07960.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)   Angelo, Gordon & Co., L.P. ("Angelo, Gordon");

                  ii) John M. Angelo, in his capacities as a managing member of JAMG LLC, which is the general partner of AG Partners, L.P., which is the sole general partner of Angelo, Gordon, and as the chief executive officer of Angelo, Gordon ("Mr. Angelo"); and

                  iii) Michael L. Gordon, in his capacities as the other
                       managing member of JAMG LLC, which is the general partner of AG Partners, L.P., which is the sole general partner of Angelo, Gordon, and as the chief operating officer of Angelo, Gordon ("Mr. Gordon").

                  This statement related to Shares (as defined herein) held for the account of certain private investment funds for which Angelo, Gordon acts as investment adviser.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of the Reporting Persons is 245 Park Avenue, New York, New York 10167.

Item 2(c)         Citizenship:

                  1) Angelo, Gordon is a Delaware limited partnership;

                  2) Mr. Angelo is a citizen of the United States; and

                  3) Mr. Gordon is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  Class A Common Stock, $.001 par value per share (the "Shares")

Item 2(e)         CUSIP Number:

                  004329108

                                                            Page 6 of 10 Pages

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2 (b) or (c), check whether the person filing is a:

                  i) Angelo, Gordon is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

                  ii)  Mr. Angelo is a control person of Angelo, Gordon.

                  iii) Mr. Gordon is a control person of Angelo, Gordon.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 1,537,977 Shares. This number consists of
(i) 1,208,990 Shares and (ii) 328,987 Shares issuable upon exercise of warrants held for the accounts of certain private investment funds for which Angelo, Gordon acts as investment adviser.

Item 4(b)         Percent of Class:

                  Assuming the exercise of the warrants held for the account of certain investment funds for which Angelo, Gordon acts as investment adviser, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 10.3% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

      Angelo, Gordon
      (i)   Sole power to vote or direct the vote                     1,537,977
      (ii)  Shared power to vote or to direct the vote                        0
      (iii) Sole power to dispose or to direct the disposition of     1,537,977
      (iv)  Shared power to dispose or to direct the disposition of           0

      Mr. Angelo
      (i)   Sole power to vote or direct the vote                             0
      (ii)  Shared power to vote or to direct the vote                1,537,977
      (iii) Sole power to dispose or to direct the disposition of             0
      (iv)  Shared power to dispose or to direct the disposition of   1,537,977

      Mr. Gordon
      (i)   Sole power to vote or direct the vote                             0
      (ii)  Shared power to vote or to direct the vote                1,537,977
      (iii) Sole power to dispose or to direct the disposition of             0
      (iv)  Shared power to dispose or to direct the disposition of   1,537,977

                                                            Page 7 of 10 Pages

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  The investors in the private investment funds for which Angelo, Gordon acts as investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of the funds in accordance with their respective investment percentages in such private investment funds.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Angelo, Gordon is the relevant entity for which Mr. Angelo and Mr. Gordon may each be considered a control person.

                  Angelo, Gordon is an investment adviser registered under the Investment Advisers Act of 1940.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                            Page 8 of 10 Pages


                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    January 10, 2006                   ANGELO, GORDON & CO., L.P.

                                            By:  AG Partners, L.P.
                                                 Its General Partner

                                            By:  JAMG LLC
                                                 Its General Partner

                                            By:  /s/ Michael L. Gordon
                                                 ------------------------
                                                 Name:  Michael L. Gordon
                                                 Title: Managing Member

Date:    January 10, 2006                   JOHN M. ANGELO


                                            /s/ John M. Angelo
                                            -----------------------------


Date:    January 10, 2006                   MICHAEL L. GORDON


                                            /s/ Michael L. Gordon
                                            -----------------------------

                                                            Page 9 of 10 Pages

                                  EXHIBIT INDEX

                                                                       Page No.
                                                                       --------

A.    Joint Filing Agreement, dated as of January 10, 2006,
      by and among Angelo, Gordon & Co., L.P., John M. Angelo
      and Michael L. Gordon..................................            10

                                                              Page 10 of Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A Common Stock, $0.001 par value per share, of Access Integrated Technologies, Inc., dated as of January 10, 2006, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.


Date:    January 10, 2006                   ANGELO, GORDON & CO., L.P.

                                            By:  AG Partners, L.P.
                                                 Its General Partner

                                            By:  JAMG LLC
                                                 Its General Partner

                                            By:  /s/ Michael L. Gordon
                                                 ------------------------
                                                 Name:  Michael L. Gordon
                                                 Title: Managing Member

Date:    January 10, 2006                   JOHN M. ANGELO


                                            /s/  John M. Angelo
                                            -----------------------------


Date:    January 10, 2006                   MICHAEL L. GORDON


                                            /s/ Michael L. Gordon
                                            -----------------------------